EXHIBIT 99.4

KPMG LLP 600 de Maisonneuve Blvd. West Suite 1500 Tour KPMG Montréal, Québec H3A 0A3	Telephone Fax Internet	(514) 840-2100 (514) 840-2187 www.kpmg.ca

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Neptune Technologies & Bioressources Inc.

We consent to the incorporation by reference in the Registration Statement (File No. 333-183895) on Form F-10 and Registration Statement (File No. 333-182617) on Form S-8 of Neptune Technologies & Bioressources Inc. (the “Company”) of our reports dated May 21, 2013, with respect to the consolidated financial statements of the Company, which comprise the consolidated statements of financial position as at February 28, 2013 and February 29, 2012, the consolidated statements of earnings and comprehensive loss, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information, and on the effectiveness of internal control over financial reporting as of February 28, 2013, which reports are included in the annual report on Form 40-F of the Company for the fiscal year ended February 28, 2013, and further consent to the use of such reports included in this annual report on Form 40-F.

May 29, 2013
Montreal, Canada

*CPA, auditor, CA, public accountancy permit No. A110592

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